UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 14, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON JUNE 14th, 2024

DATE, TIME AND PLACE: June 14th, 2024, at 11.40 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors, during the presentation of item (1) of the Agenda.

AGENDA: (1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (2) Presentation on BAD DEBT, its evolution, ongoing processes and initiatives for credit recovery, as well as criteria for recognizing expenses; (3) Presentation of the budget monitoring report for 2024; (4) Presentation on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; and (5) Presentation of the characteristics of short and long-term incentive plans and other forms of variable compensation in force, as well as payment methodologies, if applicable.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the item (1) on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

June 14th, 2024

(1) Evaluation on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”).

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer) of the Company, Gustavo Baptista Alves, representative of the Tax Services area, and Victor de Almeida Pinto F. de Mendonça, representative of the Tax Strategy area, made a brief introduction about the calculation methodology used for the payment of Interest on Equity ("IE") by the Company and presented the management proposal for the distribution as IE, as follows: (i) amount of R$300,000,000.00 (three hundred million reais) at R$ 0.124069241 (zero, point, one, two, four, zero, six, nine, two, four, one cents) of gross value per share; (ii) payment will be made until July 23rd, 2024, without the application of any monetary restatement index; (iii) shall be considered the date of June 21st, 2024, to identify the shareholders entitled to receive such amounts. Therefore, the shares acquired after said date will be traded ex direito of IE distribution; and (iv) The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares, in order to comply with the Company's Long-Term Incentive Plan.

After the clarifications provided, the members of the Fiscal Council thanked and expressed in favor of the management proposal.

(2) Presentation on BAD DEBT, its evolution, ongoing processes and initiatives for credit recovery, as well as criteria for recognizing expenses.

Initially, it is registered the presence of Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area.

Mr. Fabio Mello de Avellar, Chief Revenue Officer of the Company, with support of Messrs. Daniel Almeida, representative of the Customer Relations area, and Renato Estrella, representative of the Commercial & Cross Business P&C area, presented the evolution of the Company's BAD DEBT index, the criteria for recognizing expenses related to the matter, in addition to the improvements associated with the SOX, ERM and Audit matters and the evolution of the collection model, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

June 14th, 2024

(3) Presentation of the budget monitoring report for 2024.

Messrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer), and Manoela Suassuna, representative of the Accounting, Reporting & Adm. Services area, presented the budget report for the year 2024, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(4) Presentation on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications.

Mr. Mario Girasole, Regulatory and Institutional Affairs Officer of the Company, with support of Messrs. Carlos Eduardo Franco, representative of the Regulatory Affairs area, and Glória Rubião, representative of the Regulatory & Institutional Policies Governance area, presented the status of the execution of certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the completeness and conclusion of the 1st and 2nd year of execution, the topics related to the 3rd still under evaluation by the regulatory body, and the progress of the 4th year of execution, under the terms and conditions approved by the Company's Board of Directors, at its meeting held on June 19th, 2020.

After the clarifications, the CF members thanked the information provided.

(5) Presentation of the characteristics of short and long-term incentive plans and other forms of variable compensation in force, as well as payment methodologies, if applicable.

Mr. Marcello Curvelo, representative of the People Management & Workforce Strategy area, presented the characteristics of the short and long-term incentive plans adopted by the Company, including the form and conditions of payment, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

June 14th, 2024

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), June 14th, 2024.

FABIANE RESCHKE

Secretary

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for the distribution as Interest on Shareholders’ Equity in the amount of R$300,000,000.00 (three hundred million reais) at R$0.124069241 (zero, point, one, two, four, zero, six, nine, two, four, one cents) of gross value per share, for payment to be made until July 23rd, 2024, without the application of any monetary restatement index, considering the date of June 21st, 2024, to identify the shareholders entitled to receive such amounts.

Rio de Janeiro, June 14th, 2024.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council
HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 14, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer